For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Completed the First Component of the Environmental Baselines Studies on the River Valley PGM Project, Sudbury, Ontario

February 21, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce that it has completed the first component of the Environmental Baselines Studies on its 100% owned River Valley PGM Property, 100 km from Sudbury, Ontario. The Company commissioned DST Consulting Engineers of Thunder Bay, Ontario to complete a preliminary environmental baseline study in the area of the River Valley deposit.

The project is expected to require the completion of provincial and federal environmental assessments and permits prior to development. Environmental baseline studies are the foundation for the overall achievement of the environmental assessment under provincial and federal regulatory requirements. Baseline data collected in project development becomes important in facilitating future mine permitting such as meeting the requirements of the Metal Mining Effluent Regulations.

The Environmental Impact studies will be instrumental in moving the River Valley PGM Project through Preliminary Assessment studies with a view to advancing the project. More particularly, the studies are intended to assess the environmental impacts of the construction and operation of the possible mine site and related facilities.

The first component of the environmental baselines studies has been initiated, and covers the fourth quarter (Q4) of 2011. Aquatic baseline sampling performed in November 2011 for surface water, sediment quality and benthic invertebrates. It is expected that baseline surface water and sediment monitoring continue on a quarterly basis in 2012 to further assess seasonal trends. Long-term monitoring of water quality, sediment, benthos, and fish are typical aspects of environmental effects monitoring (Environment Canada, 2002).

About River Valley Project

On April 20th, 2011 Pacific North West Capital (PFN) announced that it commenced the Phase I of a five million Dollars, 15,500 metre drill program for its 100% owned River Valley PGM Project.

As of January 2012, PFN completed more than 15,000 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized zone. The main zone occurs within about 20 metres of the intrusive contact with country rocks. This contact zone extends for over 9 km of prospective strike length, hosting the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are summarized as follows:

News Release, February 21, 2012	1

Figure 1- Location Map of River Valley Mining Lease and Current Resource Area

NI43-101 Compliant 2006 Mineral Resources for River Valley

  Measured Resources:
  7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt)
  Indicated Resources:
  11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt
  Inferred Resources:
  0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine. Completion of a new NI43-101 mineral resource estimate is scheduled for the end of first quarter of 2012.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President, Exploration for PFN a Qualified Person under the provisions of National Instrument 43-101.

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About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well-funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals (defined as “PGM” above), gold and base metals.

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to evaluate additional PGM, precious metals and base metals projects.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Please send requests for further information to:

Harry Barr	Bill Stone
Chairman & CEO	President & COO
Pacific North West Capital Corp.	Pacific North West Capital Corp.
Tel: 604-685-1870	Tel: 416-368-5268
Email: hbarr@pfncapital.com	Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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